                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )

                         SCICLONE PHARMACEUTICALS, INC.
                         ------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                   80862K104
                                   ---------
                                 (CUSIP Number)

                                  APRIL 2, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           |_|    Rule 13d-1(b)

           |X|    Rule 13d-1(c)

           |_|    Rule 13d-1(d)
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-----------------------                                  ---------------------
  CUSIP NO. 80862K104                  13G                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Randal J. Kirk

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,000,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,000,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN

------------------------------------------------------------------------------
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Item 1(a).  Name of Issuer:

         SciClone Pharmaceuticals, Inc., a California corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         901 Mariner's Island Boulevard, Suite 315, San Mateo, California 94404.

Item 2(a).  Name of Persons Filing:

         Randal J. Kirk, a Virginia resident.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141.

Item 2(c).  Citizenship:

         See Row 4 of Cover Page.

Item 2(d).  Title of Class of Securities:

         Common Stock, no par value per share.

Item 2(e).  CUSIP Number:

         80862K104.

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:
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
         (a)    |_| Broker or dealer registered under Section 15 of the Exchange Act.

         (b)    |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)    |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d)    |_| Investment company registered under Section 8 of the Investment Company Act.

         (e)    |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

         (f)    |_| An employee benefit plan or endowment fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F).

         (g)    |_| A parent holding company or control person in accordance with
                    Rule 13d-1(b)(1)(ii)(G).
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                              Page 3 of 6 Pages
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         (h)    |_| A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

         (i)    |_| A church plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)    |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.         Ownership.

         (a) Amount beneficially owned: See Row 9 of Cover Page. Randal J. Kirk directly beneficially owns 322,500 shares of Common Stock to which this statement relates and indirectly beneficially owns 1,677,500 shares of Common Stock to which this statement relates. The shares of Common Stock that are indirectly beneficially owned by Mr. Kirk are directly beneficially owned by entities that are controlled by Mr. Kirk as follows: (i) 410,000 shares by Kirkfield, L.L.C., a Virginia limited liability company, (ii) 267,500 shares by New River Management Company, L.L.C., a Virginia limited liability company, and
                (iii) 1,000,000 shares by Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership.

         (b)    Percent of class:  See Row 11 of Cover Page.

         (c)    Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote:  See Row 5 of Cover Page.

                (ii) Shared power to vote or to direct the vote: See Row 6 of Cover Page.

                (iii) Sole power to dispose or to direct the disposition of:
                      See Row 7 of Cover Page.

                (iv)  Shared power to dispose or to direct the disposition of:
                      See Row 8 of Cover Page.

Item 5.         Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

                             Page 4 of 6 Pages
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Item 8.           Identification and Classification of Members of the Group.

         Not applicable.

Item 9.           Notice of Dissolution of Group.

         Not applicable.

Item 10.          Certifications.
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         By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                             Page 5 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  April 12, 2001           /s/ Randal J. Kirk
                                -------------------------------
                                Randal J. Kirk



                             Page 6 of 6 Pages